Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months		Nine Months
	Ended September 30,		Ended September 30,		Year Ended December 31,
	2008	2007	2008	2007	2007	2006	2005	2004	2003
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, minority interests and taxes	$39.5	66.2	156.3	156.9	196.0	202.6	187.3	176.0	131.9
Less undistributed earnings of equity method investments	(9.0)	(1.5)	(13.3)	(3.2)	(4.1)	(8.2)	(4.3)	(5.8)	(0.4)
Plus distributed earnings of equity method investments	—	—	0.8	6.2	6.2	0.3	—	1.3	—
Plus amortization of capitalized interest	$0.2	0.2	0.6	0.5	0.6	0.5	0.3	0.2	0.2

	$30.7	64.9	144.4	160.4	198.7	195.2	183.3	171.7	131.7

Plus:
Fixed charges:
Other Interest expense (includes amortization of deferred financing costs)	$16.4	12.4	41.0	44.1	56.0	49.0	48.9	42.9	42.4
Floor plan interest expense	$15.6	19.2	49.4	54.2	74.2	59.5	46.1	40.8	36.0
Capitalized interest	$1.0	1.4	3.8	4.2	5.5	7.1	4.0	2.9	2.3
Interest factor in rental expense	$13.5	12.7	40.0	36.9	50.0	43.5	35.1	27.5	22.9

Total fixed charges	$46.5	45.7	134.2	139.4	185.7	159.1	134.1	114.1	103.6

Less:
Capitalized interest	$1.0	1.4	3.8	4.2	5.5	7.1	4.0	2.9	2.3

Earnings	$76.2	109.2	274.8	295.6	378.9	347.2	313.4	282.9	233.0

Ratio of earnings to fixed charges	1.6	2.4	2.0	2.1	2.0	2.2	2.3	2.5	2.2